August 10, 2007

Mail Stop 4561

Mr. Richard D. Fairbank
President and Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

Re: **Capital One Financial Corporation**
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
File Number: 001-13300

Dear Mr. Fairbank:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time.

　　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　　John P. Nolan
　　　　　　　　　　　　　　　　　　　　Accounting Branch Chief